Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012

Earnings:
Income from continuing operations	$140,677	$339,624	$83,090	$21,591	$1,147
Continuing operations:
Equity in net earnings of unconsolidated joint ventures	—	—	—	—	—
Interest expense and amortization of deferred financing fees	50,283	66,516	72,315	72,239	76,821
Interest portion of rental expense	4,321	5,589	5,984	6,475	6,602
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	—	—	99	6,490
Total earnings	$195,281	$411,729	$161,389	$100,404	$91,060

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$50,283	$66,516	$72,315	$72,239	$76,821
Interest portion of rental expense	4,321	5,589	5,984	6,475	6,602
Preferred dividends	15,964	9,200	9,200	19,013	29,748
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	—	—	99	6,490
Total combined fixed charges and preferred stock dividends	$70,568	$81,305	$87,499	$97,826	$119,661

Ratio of earnings to combined fixed charges and preferred stock dividends	2.77	5.06	1.84	1.03	—

Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$—	$—	$—	$(28,601)